Mail Stop 3561

September 26, 2008

Mrs. Glynis M. Hendrickson
Chief Financial Officer
Mirenco, Inc.
206 May Street
Radcliffe, Iowa 50230

      **Re:**    **Mirenco, Inc.**
              **Form 10-KSB for the year ended December 31, 2007**
              **Form 10-KSB/A filed September 26, 2008 for the year ended Dec. 31, 2007**
              **File No.  333-41092**

Dear Mrs. Hendrickson:

We have completed our review of your Form 10-KSB and related filings, including your recent Form 10-KSB/A, and have no further comments at this time.

            Sincerely,

            Linda Cvrkel
            Branch Chief